GREEN DRAGON WOOD PRODUCTS, INC.
Unit 312, 3rd Floor, New East Ocean Centre
9 Science Museum Road
Kowloon, Hong Kong

February 25, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Pamela Long – Assistant Director
Terence O’Brien – Accounting Branch Chief
Thomas D’Orazio – Staff Accountant
Kamyar Daneshvar – Staff Attorney

Re:	Green Dragon Wood Products, Inc.
Form 10-K for Fiscal Year Ended March 31, 2013
Filed October 8, 2013
File No. 0-53379

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated February 3, 2014 (the "Comment Letter") relating to the Form 10-K for the fiscal year ended March 31, 2013 (the “Form 10-K”) of Green Dragon Wood Products, Inc. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.

Form 10-K/for the Fiscal Year Ended March 31, 2013

General

1.
We note that you have not filed Forms 10-Q for quarters ended June 30, 2013 or September 30, 2013, and that you have not submitted electronically and posted on your corporate web site, every interactive data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.  Please tell us supplementally when you expect to bring your filings up to date.

Response
The Company acknowledges the Staff’s comment and advises the Staff that the Company will file its Quarterly Reports on Form 10-Q for the quarters ended September 30, 2013 and December 31, 2013 on or prior to March 7, 2014 and March 14, 2014, respectively, and will update its website with the XBRL files for each respective filing on the date such filing is made with the Commission.

Securities and Exchange Commission

February 25, 2014

Item 1A. Risk Factors, page 8

We are dependent on certain key personnel…., page 12

2.
We note disclosure in the last paragraph on page 12 that “[n]either [you] nor GDWPCL have an employment agreement with Mr. Lee…” In light of your disclosure in your Currently Report on Form 8-K filed February 8, 2013, disclosing, among other things, your employment agreement with Mr. Lee, your risk factor disclosure appears inconsistent.  Please advise, and in your future filings, please ensure that your update your risk factors and other disclosures appropriately.

Response
The Company acknowledges the Staff’s comment and will update the risk factors and other disclosures appropriately in future filings to discuss the employment agreement with Mr. Lee.

Item 2. Properties, page 16

3.	Please tell us what consideration you have given to filing the lease discussed in the first paragraph on page 16 as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response
The Company acknowledges the Staff’s comment and advises the Staff that the Company believes that the lease discussed in the first paragraph on page 16 of the Form 10-K was a contract in the ordinary course of business and not material to its business.  Notwithstanding the foregoing, the Company advises the Staff that it will undertake to file the lease as an exhibit to its quarterly report on Form 10-Q for the quarterly period ended September 30, 2013.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 17

Recent Sales of Unregistered Securities, page 17

4.
We note your disclosure that you “did not sell any unregistered securities during the fiscal year ended March 31, 2013.” As disclosed in your Current Report on Form 8-K filed on February 8, 2013, you entered into a subscription agreement for the sale of 20,000,000 shares of company common stock for an aggregate purchase price of $100,000, and you agreed to issue Mr. Lee two million shares of series A convertible preferred Stock at a price of $0.25 per share. Please clarify supplementally all of your recent sales of unregistered securities, and in your future filings please ensure that you update your disclosures appropriately.

Response
The Company acknowledges the Staff’s comment and advises the Staff that the only issuances of unregistered securities which has occurred in the last 12 months has been the sale of the 20,000,000 shares of common stock to Mr. Lee as well as the issuance of 2,000,000 shares of the Company’s series A convertible preferred stock, as disclosed in the Company’s Current Report on Form 8-K filed with the Commission on February 8, 2013.  The Company further acknowledges to the Staff that it will update its disclosures appropriately in future filings to discuss any unregistered sales of equity securities.

Securities and Exchange Commission

February 25, 2014

Equity Compensation Plan Information, page 17

5.
We note your disclosure that “[a]s of the date of this report, we do not have any securities authorized for issuance under any equity compensation plans and we do not have any equity compensation plans.” However, we note that you filed a Registration Statement on Form S-8 on April 24, 2013, in connection with the Green Dragon Wood Products, Inc. 2013 Incentive Stock Plan. Please advise. We also refer to Note 17 on page F-22 of your consolidated financial statements regarding “3,525,000 shares of common stock [issued] under the Plan.”

Response
The Company acknowledges the Staff’s comment and advises the Staff that it approved an equity compensation plan after the end of the fiscal year ended March 31, 2013 and the securities under which were registered with the Commission on a registration statement on Form S-8 on April 24, 2013.   The Company further acknowledges to the Staff that it will update its disclosures appropriately in future filings to discuss any unregistered sales of equity securities.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 20

For the Year Ended March 31, 2013 as Compared to the Year Ended March 31, 2012, page 20

Revenue, page 20

6.
We note your disclosure under “Revenue” on page 20 that your decrease in revenue was “primarily attributable to the global market decrease in demand for the Company’s products.” In future filings, please describe any known trends or uncertainties that have had or that you expect may have such an effect on demand that it materially impacts revenue. For example, to the extent you are aware of trends in the “global market”, or in the industries in which your customers operate, you should address them if they had, or if you reasonably expect them to have, a material impact on revenues.

Response
The Company acknowledges the Staff’s comment and advises the Staff that it will update its disclosures appropriately in future filings to discuss any known trends or uncertainties that have had or that we expect may have such an effect on demand that it materially impacts revenue.

Cost of revenue and gross profit, page 20

7.
We note your disclosure that “[c]ost of revenue for the fiscal year ended March 31, 2013 was $13,213,900, a decrease of $1,941,680 . . .” [emphasis added] and that such decrease was “primarily attributable to the decrease in sales for the Company’s product.” In the next paragraph, you disclose that the “decrease [in gross profit] was primarily attributable to increase on cost of revenues set forth above” [emphasis added]. Please explain this apparent inconsistency to us supplementally, and ensure that you clarify similar disclosures in future filings.

Response
The Company acknowledges the Staff’s comment and advises the Staff that the disclosure should have indicated the decrease was primarily attributable to decrease in sales of high profit margin products. The Company further acknowledges that it will update its disclosures appropriately in future filings to clarify similar disclosures.

Securities and Exchange Commission

February 25, 2014

Item 10. Directors, Executive Officers and Corporate Governance, page 27

8.
We note your disclosure on page 27 that Ms. Law is “mainly responsible for the internal affairs of Green Dragon.” In response to comment 24 in our letter dated February 24, 2011, you indicated that Ms. Law only serves as a director and does not work for the company. As such, please tell us, with a view toward disclosure in future filings, what you mean by your disclosure that Ms. Law is “mainly responsible for the internal affairs of Green Dragon.”

Response
The Company acknowledges the Staff’s comment and advises the Staff that as stated in our response to the Staff’s comment 24 in the letter dated February 24, 2011, Ms. Law is not an employee of the Company.  The Company further advises the Staff that Ms. Law has extensive relationships in the veneer industry in many different countries.  As a result of these relationships, she serves as a liaison between the Company and its various vendors and customers.  The Company further acknowledges that it will update its disclosures appropriately in future filings to clarify similar disclosures regarding Ms. Law’s relationship with the Company.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 32

9.	The reason for your reference to “December 11, 2012” in footnote (1) to your beneficial ownership table is not apparent. Please advise.

Response
The Company acknowledges the Staff’s comment and advises the Staff that the December 11, 2012 date was inadvertently not updated to a more recent date as set forth in the Form 10-K.  The Company further acknowledges it will update its disclosures appropriately in future filings to make sure the date for determination of beneficial ownership is as of a recent date.

10.
As disclosed in your Current Report on Form 8-K filed February 8, 2013, in connection with Mr. Lee’s employment agreement, the company agreed to issue Mr. Lee 2,000,000 shares of the company’s series A convertible preferred stock. Please explain your basis for not including Mr. Lee’s ownership of series A convertible preferred stock in your beneficial ownership table.

Response
The Company acknowledges the Staff’s comment and respectfully advises the Staff that it inadvertently did not include the series A preferred stock in the beneficial ownership table.  The Company further acknowledges it will update its disclosures appropriately in future filings to make sure the series A preferred stock is included in the security ownership table.

Item 15. Exhibits, Financial Statement Schedules

11.	Please tell us supplementally why you have not filed the tri-parties settlement agreement that you describe beginning on page 21 and elsewhere as an exhibit to the Form 10-K.

Response
The Company acknowledges the Staff’s comment and advises the Staff that the Company believes that the tri-parties settlement agreement discussed in the Form 10-K was a contract in the ordinary course of business and not material to its business.  Notwithstanding the foregoing, the Company advises the Staff that it will undertake to file a translation of the tri-parties agreement as an exhibit to its quarterly report on Form 10-Q for the quarterly period ended September 30, 2013.

Securities and Exchange Commission

February 25, 2014

We hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at (011-852) 2482-5168 or Richard A. Friedman, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Kwok Leung Lee
Kwok Leung Lee
President

cc:           Richard A. Friedman, Sichenzia Ross Friedman Ference LLP